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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-51995
TELANETIX, INC.
(Exact name of registrant as specified in its charter)
11201 SE 8th Street, Suite 200 Bellevue, Washington 98004 (206) 621-3500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, $0.0001 par value per share
(Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

*On August 30, 2013, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated January 18, 2013 between Telanetix, Inc., a Delaware corporation (the “Company”), Intermedia Holdings, Inc., a Delaware corporation (“Parent”) and Sierra Merger Sub Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub was merged with and into the Company (the “Merger”), and the Company, as the surviving corporation in the Merger, became a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Telanetix, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	August 30, 2013	By:	/s/ Michael Gold
Name: Michael Gold Title: President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.